SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          INTERCELL INTERNATIONAL CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    458443108
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                                 (CUSIP Number)

                           NewMarket Technology, Inc.
                                Philip Rauch, CFO
                          14860 Montfort Dr., Suite 210
                                Dallas, TX 75254
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 18, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      NewMarket Technology, Inc.
      John Verges, CEO
      Philip Rauch, CFO
      Bruce Noller, Director
      Hugh Robinson, Director
      James Mandel, Director
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Domicile:  Texas for New Market Technology, Inc.
                 All individuals are U.S. Citizens
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                  7     SOLE VOTING POWER

                        (Through New Market Technology, Inc.)
                        2,000,000 Common Shares
                        250,000 Series A Shares convertible to 60% of the issued
                        and outstanding common stock at any time.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY
    EACH
  OWNED BY              --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON               (Through New Market Technology, Inc.)
    WITH                2,000,000 Common Shares
                        250,000 Series A Shares convertible to 60% of the issued
                        and outstanding common stock at any time.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      New Market Technology, Inc. -- 2,000,000 Common Shares and 250,000 Series A Preferred convertible to 60% of the issued and outstanding common stock, at any time.

      John Verges - Officer/Director/significant shareholder of New Market
                    Technology, Inc.

      Philip Rauch - Officer/significant shareholder of New Market Technology,
                     Inc.
      Bruce Noller - Director/significant shareholder of New Market Technology,
                     Inc.
      Hugh Robinson - Director of New Market Technology, Inc.
      James Mandel - Director of New Market Technology, Inc.
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Common Stock 7.7%
       Series A Preferred -- 100% (convertible to 60% of issued and outstanding common stock)
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14    TYPE OF REPORTING PERSON*

      New Market Technology, Inc. - HC
      John Verges - I
      Philip Rauch - I
      Bruce Noller - I
      Hugh Robinson - I
      James Mandel - I
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ITEM 1. SECURITY AND ISSUER

     This schedule is related to the acquisition of beneficial ownership of 2,000,000 shares of Common Stock and 250,000 Series A Preferred Shares of Intercell International Corp. (hereinafter the "Company"), whose principal place of business is located at 14860 Montfort Dr., Suite 210, Dallas, TX 75254. NewMarket Technology, Inc. acquired two million shares of Common Stock and two hundred fifty thousand Shares of Series A Preferred Stock on October 18, 2006 as a result of an Agreement and Plan of Reorganization by and between Intercell International Corporation and NewMarket China, Inc. Such shares are the subject of this report.

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ITEM 2. IDENTITY AND BACKGROUND

1. (a) New Market Technology, Inc. is a Nevada Corporation which is a holding company and which owns the subject shares of Intercell International Corpo-ration. New Market Technology, Inc. is a Section 12g Registered SEC report -ing company.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation:  Corporation

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA

2. (a) John Verges is the CEO of issuer, Intercell International Corporation and a Director of NewMarket China, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation: Businessman, President and CEO of Intercell International Corp.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA


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3.   (a) Philip Rauch is the CFO of issuer, Intercell International Corporation and NewMarket Technology, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation: Businessman, Director of Intercell International Corp. and CFO and Director of New Market Technology, Inc.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA


4. (a) Bruce Noller is a Director of issuer, Intercell International Corpora-tion and NewMarket Technology, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation: Businessman, Director of Intercell International Corp. and Director of New Market Technology, Inc.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA


5.   (a) Hugh Robinson is a Director of New Market Technology, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation:  Businessman, Director of New Market Technology, Inc.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA

6.   (a) James Mandel is a Director of New Market Technology, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation:  Businessman, Director of New Market Technology, Inc.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA


7. (a) Philip Verges is a Director of Intercell International Corporation and President of New Market Technology, Inc.

     (b) 14860 Montfort Dr., Suite 210, Dallas, TX  75254.

     (c) Occupation:  Businessman, Director of Intercell International
     Corporation

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital

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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities as part of a change in control of Intercell Internation Corp., in October 2006, involving an Agreement and Plan of Reorganization with New Market Techology, Inc. whereby NewMarket China, Inc. was acquired by Intercell International Corp. in a share exchange for 2,000,000 common shares and 250,000 Series A Preferred Shares.

     Other than the transaction for which this report is filed, Reporting Persons have no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, except for capital raising or loans or the disposition of securities of the Company except for the instant transaction, except pursuant to the Series A Preferred conversion privilege to convert to 60% of the outstanding Common Stock of Intercell at any time;

     (b) An extraordinary corporate transaction, other than the acquisition of NewMarket China, Inc., as completed;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) The Board of Directors of Intercell International Corp. added Philip Verges, Philip Rauch, and Bruce Noller as Directors, and John Verges was appointed President;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, except that issuer's new primary business will be that of its subsidiary, NewMarket China, Inc., which is in the information technology management and development business in China;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; except that amended Articles have been submitted to the Secretary of State of Nevada to change the name of issuer to NewMarket China, Inc.

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Persons are deemed to beneficially own shares of Common Stock and Series A Preferred Stock of Intercell International Corporation, as follows: Philip Verges is an officer and Director, Philip Rauch is CFO, Hugh Robinson, James Mandel, and Bruce Noller are directors of New Market Technology, Inc. which holds 2,000,000 shares of common stock (7.7%) and 100% of Series A Preferred Stock (250,000 shares) of Intercell International Corp. which is super majority voting and may convert to a 60% of the issued and outstanding common stock of Intercell at any time, but such amount is determinable only on conversion date. Prior to the share exchange transaction, Reporting Persons beneficially owned no common shares or preferred shares of registrant. John Verges is President of Intercell International Corporation and President of NewMarket China, Inc., its subsidiary.

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:

     Philip Verges, Philip Rauch, Bruce Noller, Hugh Robinson, James Mandel are officers, directors, and/or significant shareholders of New Market Technology, Inc. The Board of Directors of New Market Technology, Inc. will vote the shares held in Intercell International Corporation as it sees the interests of New Market Technology, Inc. to be.

     (c) Transactions in securities in the past
         60 days for Reporting Persons:               0 (other than those
                                                        described herein)

     (d) No other  person is known to have power to direct  receipt of dividends
         from,  or  proceeds  from  sale  of  such   securities.

     (e) Not applicable.
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                                     Page 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as contained in the Plan and Agreement of Reorganization there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1  - Plan and Agreement of Reorganization.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: January 17, 2007


                                          NEW MARKET TECHNOLOGY, INC.

                                          By: /s/ Philip Rauch
                                              -----------------------------
                                              Philip Rauch, CFO


                                          By: /s/ Bruce Noller
                                              -----------------------------
                                              Bruce Noller


                                          By: /s/ Philip Verges
                                              ------------------------------
                                              Philip Verges, Director


                                          By: /s/ Hugh Robinson
                                              -----------------------------
                                              Hugh Robinson


                                          By: /s/ James Mandel
                                              -----------------------------
                                              James Mandel


                                          INTERCELL INTERNATIONAL CORP.

                                          By: /s/ John Verges
                                              -----------------------------
                                              John Verges, President


                                          By: /s/ Philip Rauch
                                              -----------------------------
                                               Philip Rauch, CFO


                                          By: /s/ Philip Verges
                                              ------------------------------
                                              Philip Verges, Director


                                          By: /s/ Bruce Noller
                                              ------------------------------
                                              Bruce Noller

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                     Page 7